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                                                                       Exhibit 2


                        [N-Viro International Letterhead]

                                                                  April 23, 1997

Mr. Gary Pakulski
c/o The Blade
541 N. Superior St.
Toledo, OH   43660

Dear Gary:

While we appreciate your efforts to do a story on N-Viro International Corporation, I am sure that it will come as no surprise to you that we were extremely disappointed in your story on N-Viro published in the Toledo Blade on Sunday, April 13th.

As you are aware, N-Viro International Corporation (NVIC) is a public company whose shares of common stock are traded over the counter and quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ). Public companies are subject to the disclosure and reporting requirements set forth in the Securities Act of 1933 and the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. These laws, rules and regulations require the Company to, among other things, refrain from making any public statements about the company or its shares of common stock that are false or misleading. Any false or misleading statements made by the company or made by another party acting on behalf of or in concert with the Company, can create significant liability. The Company believes that portions of your article were both false and misleading. In order to provide investors and potential investors in the Company with accurate information, the Company, on advice of legal counsel, has elected to file your article, together with this letter, as part of a Form 8-K filing.

On Friday, April 11th, the last day PRIOR to your article, over 124,000 shares traded, the 2nd largest day in N-Viro history. While the stock ended even for the day, the trend was up as the value increased almost 50% during the day. On Monday, April 14th, the first day AFTER your article, the stock value dropped over 20%. Since Monday the stock has dropped even further. With Toledo as a primary base of our financial support, your article did severe damage to N-Viro's perceived value. I realized how seriously the article impacted us when 4 old friends at Msgr. Schmidt's funeral last Tuesday told me they were praying for us.


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If your article was accurate, we would be disappointed, but not upset.
Tragically, that is not the case. Your article was both inaccurate and misleading and highly opinionated on issues in which you are not well educated.

Let's examine the facts!

1. After disparaging my integrity by comparing me to a kitchen aid salesman you state N-Viro "barely survived permanent banishment from NASDAQ national stock market." Simply the fact that we have never met makes the character criticism highly questionable. There are no grounds for the NASDAQ statement. The issue was never in doubt. We simply had to achieve a 1-4 revenue stock split to meet NASDAQ's requirements. The words "barely survived" are totally inappropriate and false.

2. You state: "Today, the process is in use at 37 U.S. cities - just seven more than in 1990." Your statement reflects an increase of just .038% per year.

     In fact in 1990 we only had FOUR plants operational, including our pilot plant in Toledo. In 1993 when we went public (October 17, 1993) we had 27 plants. Since then we have increased by 10, which represents an annual increase of 12.3% (over 3 times the figure reported by you). Moreover, two of the current plants are regional facilities, which together now process bio-solids from over 20 cities. When YOU TALK about U.S. cities using N-Viro technologies, do these two regional facilities count as 2 or as 20? We are not proud of a 12% per year increase rate, but considering the indecision factor in the market and THE LACK OF NEW SLUDGE TREATMENT FACILITIES BUILT FROM 1994-1996, we are not discouraged.

3. You state: "1996 sales declined 19%." This is true! You failed to state that 1996 operating profit increased 18.5%. You failed to state that operating profit on revenue increased 46.28%. As our strategy switched from that of an operating company with higher revenues and higher cost of goods sold to a technical sales company, the key issue is operating profit, not revenue. This you ignored!

     While you make much of our staff downsizing, you failed to mention our 1995 and 1996 development of a National Representative Network. This was doable because of the credibility of N-Viro's technology. Today, the N-Viro sales force, with Representatives, is 250% larger than ever before - AT HALF THE COST!

4. You state: "A growing number of communities are switching to ENVIRONMENTALLY RESPONSIBLE methods of sewage sludge disposal - but that they are not choosing N-Viro ... large cities have begun sending their sewage sludge to rural areas for use as fertilizer on farm fields." How many new facilities have been built in the last 3 years - very few!

     How "environmentally responsible" are such Class B land application practices? In 1986 and 1987 eighteen (18) Toledo area subdivisions passed resolutions prohibiting the land application of treated (Class B) Toledo sludge in their areas. Recently, Ohio EPA withdrew a permit allowing Wheelabrator to land-apply New Jersey sludge in eastern Ohio due to strong


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     public opposition. Enclosure #1 contains information on the risks of land-applying marginally disinfected sludges and other information. The enclosed Public Broadcasting Video presentation is equally informative (see Enclosure #2).

     Enclosure #2A contains information on the vast difference between Class B land-applied sludges and Class A "Exceptional Quality Sludge" Products such as N-Viro Soil(TM). Class A disinfection standards are 2,000 times more stringent than Class B.

5. You state: "And seventy percent of respondents said sludge disposal rules are being enforced." How many regulated bodies will ever admit that their regulations are not being enforced? Let's examine the facts.

     Enclosure #3 is an article from the Journal of the same Water Environment Federation which you quoted. You will note that the EPA is publicly admitting in this national article that they do not have the resources to even issue permits, much less enforce permits. EPA publicly states they are relying on "self-implementation". That obviously is NOT ENFORCEMENT. Enclosure #4 is a memo to the White House from the EPA on the issue of animal manures. I call your attention to the last line of paragraph one. "Therefore an EPA REGULATORY MECHANISM to control human health and environmental impacts from improper application or burial of manures to both farm lands and other lands DOES NOT EXIST AT THIS TIME." Enclosure #5 is a report from the Inspector General's office of USEPA to both the Water and Enforcement offices of USEPA. I call your attention to the Executive Summary on page i. "NORTH CAROLINA HAS NOT ISSUED ANY NATIONAL POLLUTANT DISCHARGE ELIMINATION SYSTEM (NPDES) PERMITS TO LIVESTOCK OR POULTRY FACILITIES." Do you still want to argue about enforcement? The federal regulations for POTW biosolids management were published on February 19, 1993. The concept was for STATE ENFORCEMENT of the FEDERAL REGULATIONS. As of today, it is a matter of record that only two states have accepted delegation of responsibility. The critical sticking point is 40CFR501, not 40CFR503. As you appear to be getting information from another source, see if they even know the difference between 40CFR501 and 40CFR503.

     The Office of Enforcement at USEPA advised the Office of Water at USEPA, in my presence, that they had no one assigned to bio-solids enforcement.

     Some states, including Ohio, have implemented and are enforcing STATE laws and STATE regulations pertaining to sewer sludge. Today, there are few, if any, state laws or regulations pertaining to the safe management of animal manures.

     N-Viro has taken a leadership role in organizing a Vision 2000 Roundtable. Enclosure #6 is a list of those involved and the communications involved. Enclosure #7 is a letter to Vice President Gore discussing both the challenge and the opportunity. We are meeting with the Administration in early May.

5. You contend that regulations are being enforced and you also state: "Other methods, such as APPLICATION OF UNTREATED SLUDGE to farm fields can be even cheaper, according to industry experts."


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     Federal law (CWA405e) and federal regulations (40CFR503) PROHIBIT the land application of "untreated sludge". To my knowledge no state allows such a practice. If they did, the state regulation would not be applicable as federal law (CWA405e) requires state regulations to be at least as stringent as federal regulations. "Industry experts" who tell you that "untreated sludge" can be applied to "farm fields" are no experts. They are wrong! The Chairman of the Ohio Sludge Use Task Force is Dr. Terry Logan, of Ohio State University. He can be reached at (614) 292-9043. The Sludge Coordinator of the State of Ohio is Rico Kmetz-Gonzalez, Ph.D. He can be reached at (614) 644-2021.

6. You state: "In Milwaukee, where sewage sludge is converted to fertilizer pellets at a cost of more than $77 per ton of sludge according to Mike Link, Operations Manager for the Milwaukee Sewerage District."

     First of all, comparing Milorganite, an excellent organic fertilizer and N-Viro Soil(TM) an aglime and topsoil, with land-applied Class B sludge, treated or "untreated", is comparing apples and oranges. Milorganite, N-Viro Soil, and sludge compost such as produced by Columbus and Akron, are Class A EQS products. Their disinfection standard is 2,000 times more stringent than TREATED sludge. Moreover, municipalities using such high performance practices (i.e. EQS) are relieved of tremendous liability risks (Enclosure #8).

     Secondly, the true costs of Milorganite are more than double the figures provided by Mike Link. His figures do not include the more than $200 million dollar grant from USEPA to build the Milorganite facility. If you divide $200,000,000.00 of annual amortization by 50,000 tons of annual Milorganite product, the cost might blow your mind. Toledo did not use a federal grant to build the N-Viro facility.

7. You stated that "S & L Fertilizer's share of Toledo business grew in 1996 to 46 percent of the 34,823 tons of sludge produced `here'," implying that N-Viro was losing its Toledo customer.

     In that N-Viro processed over 34,000 tons of Toledo sludge in 1996, ITS LARGEST YEAR EVER, something appears dramatically wrong with your information. I suggest you contact the City of Toledo to seek the truth.

     It should be noted that the NUSOIL process is simply a Class B process. The generator (e.g. City of Toledo) retains all liability for its use. When municipal sludge is used as a "feedstock" to a Class A EQS PRODUCT (e.g. N-Viro) generator liability is greatly reduced. (See Enclosure #8).

8. You state that I said: "We are going to be at least as COMFORTABLE as in 1996." I never said that we were comfortable in 1996. I am never comfortable with red ink. I said that I was comfortable with our projections for 1997. There is one hell of a difference! While we made progress in 1996 we are not at all happy with our results. If our improvement in 1997 is at least comparable to our improvement in 1996 we will still not be happy, but at least we will be on the right road.


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9.   Finally, perhaps worst of all, you state: "But in the view of accountants and others, time is running out."

     At our last Board Meeting, OUR accountants advised the Board Audit Committee that N-Viro had made "significant progress in 1996." In fact, had N-Viro been able to resolve its differences with Honolulu, the "going concern" comment would NOT have been issued. (Enclosure #9 is our 10-K report which discusses Honolulu.)

     In spite of impressions to the contrary, we do not believe that you ever talked to our accountants. To give the impression that you did, is terribly wrong!

In closing, you should note, and I wish you would have noted in your article, that whenever the Company uses words such as "expects", "anticipates", "believes", "may" and "hopes", and similar words and phrases, such words and expressions identify forward-looking statements and the matters to which they relate are subject to considerable uncertainty that may cause actual results to be materially different from those described herein. For example, while I have indicated that I am comfortable with projections for 1997, such projections may prove to be overly optimistic and earnings below projection may have a material adverse effect on the Company.

Gary, the purpose of this long and time-consuming letter is NOT to seek a retraction or redress of a very harmful article. The Blade has always been more than fair to N-Viro International and to the Nicholson family. The purpose is to educate you on the issues we are trying to solve and the TRUTH about N-Viro's IMPROVING status. N-Viro was created to provide technology to solve a serious problem. Today, that problem is being ignored because of the political power of special interests. I call your attention to Enclosure #1 and Enclosure #5 (included in full) of my letter to Vice President Gore (Enclosure #7). The opening page of Enclosure #5 is particularly relevant to the issues we are attempting to raise on a national scale.

As I attempted to tell you earlier, we are convinced that local peer pressure, such as existed in Toledo 10 years ago, is now driving POTW decisions toward Class A EQS alternatives like compost and N-Viro. National awareness and acceptance of the organic waste disposal challenge and opportunity would be a big help to N-Viro and more importantly, to mankind. The issues are critically important and I am grateful for the opportunity to be involved. One person can make a difference! We intend to make that difference!

Best wishes.

                                                 Sincerely yours,

                                                 /s/ J. Patrick Nicholson
                                                 ------------------------------
                                                 J. Patrick Nicholson
                                                 Chief Executive

JPN/erv
Enclosures (10)
cc:  T. Walton, Editor, The Blade